May 11, 2017

Dear ExxonMobil Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 11 on the proxy card, filed by Arjuna Capital and Baldwin Brothers Inc., which asks the Company to prioritize profitability and value over growth in light of the potential for significant stranded carbon assets that place investor capital at risk.   The proposal makes the following request:

RESOLVED: Shareholders hereby approve, on an advisory basis, that ExxonMobil commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

Implementing the Proposal would represent a prudent path forward in the face of potentially unburnable carbon assets, which represent approximately two-thirds (67%) of proven global reserves according to the International Energy Agency (IEA).  These reserves cannot be burned when the Paris Climate Agreement, established by 196 countries to prevent a less than 2-degree Celsius rise in global temperature, goes into effect. We believe ExxonMobil (“the Company”) would benefit from a disciplined capital allocation approach, and in so doing return excess profits to shareholders.

We believe shareholders should vote “FOR” the proposal for the following reasons:

1)
Growing high cost fossil fuel reserves in the face of global climate change, disruptive technology development, and the Paris Climate Agreement is no longer a prudent path forward for ExxonMobil and its investors.  The Carbon Tracker Initiative estimates the oil major’s combined upstream assets would be worth $140 billion more if they choose to undertake projects consistent with a 2-degree demand level.

2)
A disciplined path would prioritize value over growth, by investing in the most profitable carbon assets and returning a greater percentage of profits to shareholders. To the opposite end, total capital distributions have fallen approximately -56% over the last four years, fell -35% in 2015, and fell -17% in 2016.

3)
Historic levels of capital spend on “growth” assets has eroded profitability and Exxon’s risk profile. ROE and ROIC are at historic lows, operating profitability has fallen -97% over the last decade, and Exxon’s sterling credit rating has been recently downgraded, which will increase the Company’s cost of capital.

Growing high cost fossil fuel reserves in the face of global climate change, disruptive technology development, and the Paris Climate Agreement is no longer a prudent path forward for ExxonMobil and its investors.

Exxon faces two physical constraints that make growth planning untenable.  First, growth assets such as oil sands, ultra-deep water, and Arctic properties are significantly more expensive to develop and have sent Exxon’s profitably on a southerly course.  Second, there is only so much carbon we can pump into the atmosphere without catastrophic climate disruption.  Citibank estimates unburnable fossil fuel reserves could amount to over $100 trillion in stranded assets out to 2050 if the global community meets its Paris commitments. The Carbon Tracker Initiative (CTI) estimates $2 trillion of industry capex and 72.9% of ExxonMobil’s capex is “unneeded” if we are to achieve a 2-degree pathway.1 The Economist reported in an article entitled “Not-so-Big Oil,” that “the supermajors are being forced to rethink their business model.”2 CTI estimates that at today’s oil prices, the oil major’s combined upstream assets would be worth $140 billion more if they choose to undertake projects on the low end of the cost curve that are consistent with a 2-degree demand level.  Even if oil rises to just below $120/bbl, investments in 2-degree compliant projects would render upstream assets worth more than under a business as usual approach.3

A disciplined path would prioritize value over growth, by investing in the most profitable carbon assets and returning a greater percentage of profits to shareholders.

Exxon continues to prioritize high cost high carbon growth projects to the detriment of capital distributions.  Total capital distributions fell approximately -35% in 2015, and -17% in 2016.

Chatham House, the London-based Royal Institute of Foreign Affairs and 2nd most influential global think-tank, released a report this month advocating prioritizing capital distributions over reserve growth, stating, “A major new strategy for the IOCs could be to shrink their capital base to match specific demand; shareholders will then benefit from the value released from their shares." Chatham House concludes:

In this new world, the only realistic option for the IOCs lies in restructuring and realizing many of their current assets to provide cash for their shareholders. Inevitably, this means that they must shrink into the remaining areas of operation, functionally and geographically, where they can earn an acceptable return. This requires a major change in the corporate culture of the IOCs. It remains to be seen whether their senior management can manage such a fundamental shift. If they can, then the IOCs will be able to slip into a gentle decline but ultimately survive, albeit on a much smaller scale. If they do not change their business model, what remains of their existence will be nasty, brutish and short.4

The Financial Times editorial board has stated, “Rather than investing in potentially stranded oil and gas projects... the oil companies would do better to continue returning money to shareholders through dividends and share buybacks.”

Historic levels of capital spend on “growth” assets has eroded profitability and Exxon’s risk profile.

A decade of cost escalation combined with last year’s oil price decline has eroded the sector’s and Exxon’s ROE and ROIC to a quarter-century low.  Over the last decade, Exxon’s capital expenditures have doubled, growing 107% (2005-2016).  This precipitous rise in spend on high cost projects has contributed to a -97% drop (2006-2016) in Exxon’s operating profit margins.  But more telling is the -46% drop in margins (2006-2014) even before the recent oil price decline. Consistent with that, ROIC for the majors was cut in half before the oil price decline, as noted in the Financial Times:

The average return on capital of the largest European and US oil companies dropped from 21 per cent in 2000 to 11 per cent in 2013, even though the average price of benchmark Brent crude rose from $29 to $109 in the same period... Even when crude was at those higher levels the financial performance of the large international oil companies was unimpressive.5

1 http://www.carbontracker.org/report/stranded-assets-danger-zone/
2 http://www.economist.com/news/business/21698305-supermajors-are-being-forced-rethink-their-business-model-not-so-big-oil?fsrc=rss
3 http://www.carbontracker.org/report/fossil-fuels-stress-test-paris-agreement-managed-decline/
4 https://www.chathamhouse.org/publication/international-oil-companies-death-old-business-model#sthash.VrQVWX2x.dpuf
5 http://www.ft.com/intl/cms/s/2/1e4570d0-ea5d-11e4-96ec- 00144feab7de.html#axzz41hKoBgz3

ROIC, which measures how efficient a company is at earning cash flow from investment projects, now sits at a historic low, reflecting a lack of discipline in capital allocation decisions.  This month the Wall Street Journal reported the increasing investor focus on ROIC as a means to measure capital efficiency:

Activists said they aren’t inherently opposed to investment projects, but that companies have to justify spending. If a plant or a new line of business falls short on expected returns, companies should find a different project or give the cash back to shareholders. 6

Further, Exxon Mobil’s sterling AAA credit rating, held for most of the last century, was downgraded in 2016 due to high levels of spending and a corresponding increase in debt.  At the same time, Exxon was unable to increase reserves year over year in 2015, underlining a fundamental shift in risk to business as usual.

The Company’s Opposition Statement

The Company asserts that their report “Energy and Carbon – Managing the Risks” addressed the questions relevant to this proposal including global energy demand and supply, climate change policy, and carbon asset risk.  Yet, Exxon Mobil declared through its 2014 report, and reiterated more recently, its optimistic assessment that it is insulated from carbon asset risk, despite growing signals from the policy environment implying ever increasing restrictions on carbon and fossil fuels. And while Exxon relies on a “reliable and growing dividend” over the last 34 years to tell the story of delivering value to shareholders, the dividend represents only a portion of total capital distributions.  As stated above, capital distributions fell approximately -35% in 2015 and -17% over the last year, and have fallen -56% for the last four.  Shareholders are interested in the next 34 years, not the last 34.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal.   Prioritizing value over growth in the face of unburnable carbon assets may have a direct impact on the profitability of Exxon and we believe it is in the best interest of shareholders.

Please contact Natasha Lamb at 978-704-0114 or natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb, Managing Partner
Arjuna Capital

6 http://www.wsj.com/articles/the-hottest-metric-in-finance-roic-1462267809